Exhibit 12.1

KOPPERS HOLDINGS INC.

RATIO OF EARNINGS (LOSS) TO FIXED CHARGES

(Dollars in millions, except ratios)

	2013	2014	2015	2016	2017	Six Months Ended June 30, 2018
Earnings (loss):
Income (loss) from continuing operations before taxes	$77.0	$(5.9)	$(80.1)	$38.5	$60.3	$40.1
Deduct: Equity earnings net of dividends	0.8	(1.6)	(3.1)	(1.0)	0.0	0.0
Deduct: Pre-tax income of noncontrolling interests	0.0	0.0	0.0	0.0	1.4	6.3
Add: Fixed charges	39.4	51.8	64.6	66.4	58.1	32.5
Earnings (loss) as defined	$115.6	$47.5	$(12.4)	$105.9	$117.0	$66.3
Fixed charges:
Interest expensed	$26.8	$39.1	$50.7	$50.8	$42.5	$25.0
Other	0.4	1.3	0.0	0.0	0.0	0.0
Rents	39.4	36.7	44.7	50.3	50.4	24.2
Interest factor	31%	31%	31%	31%	31%	31%
Estimated interest component of rent	12.2	11.4	13.9	15.6	15.6	7.5
Total fixed charges	$39.4	$51.8	$64.6	$66.4	$58.1	$32.5
Ratio of earnings (loss) to fixed charges(1)	2.93	0.92	(0.19)	1.59	2.01	2.04

(1)	In 2014 and 2015, earnings did not cover fixed charges by $4.3 million and $77.0 million, respectively.